                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                  ------------------

                                   SCHEDULE 14D-1/A

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE
                                     ACT OF 1934

                                   AMENDMENT NO. 1

                                  ------------------

                               ML MEDIA PARTNERS, L.P.

                              (NAME OF SUBJECT COMPANY)

                                  SMITHTOWN BAY, LLC

                         A DELAWARE LIMITED LIABILITY COMPANY

                           GLOBAL CAPITAL MANAGEMENT, INC.,
                                A DELAWARE CORPORATION
                                       (BIDDER)

                        UNITS OF LIMITED PARTNERSHIP INTERESTS
                            (TITLE OF CLASS OF SECURITIES)

                                      55307J102

                        (CUSIP Number of Class of Securities)



                                  Thomas A. Schmidt
                           601 Carlson Parkway - Suite 200
                             Minnetonka, Minnesota  55305
                                    (612) 476-7200
             (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of Bidder)


                                  ------------------

                               CALCULATION OF FILING FEE

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                 TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
                     $7,150,000                              $1,430.00
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 *    FOR PURPOSES OF CALCULATING THE FILING FEE ONLY.  THIS CALCULATION
      ASSUMES THE PURCHASE OF 6,500 UNITS OF LIMITED PARTNERSHIP INTERESTS ("UNITS") AT $1100 PER UNIT NET IN CASH. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH REGULATION 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE VALUE OF UNITS ASSUMED TO BE PURCHASED.

 [ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

      AMOUNT PREVIOUSLY PAID:   NOT APPLICABLE     FILING PARTY:  NOT APPLICABLE
      FORM OF REGISTRATION NO.: NOT APPLICABLE     DATE FILED:    NOT APPLICABLE
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                                 Page 1 of 6
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CUSIP NO. 55307J102                                           Page 2 of 6 Pages

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  1.  Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Smithtown Bay, LLC
-------------------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) / /
                                                                       (b) / /
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  3.  SEC Use Only

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  4.  Sources of Funds (See Instructions)

      WC
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                        / /
-------------------------------------------------------------------------------
  6.  Citizenship or Place of Organization

      State of Delaware
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  7.  Aggregate Amount Beneficially Owned By Each Reporting Person

      11,943
-------------------------------------------------------------------------------
  8.  Check if the Aggregate in Row (7) Excludes Certain Units (See
      Instructions)
                                                        / /
-------------------------------------------------------------------------------
  9.  Percent of Class Represented by Amount in Row (7)

      Approximately 6.4
-------------------------------------------------------------------------------
 10.  Type of Reporting Persons (See Instructions)

      OO
-------------------------------------------------------------------------------
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                              Page 2 of 6

CUSIP NO. 55307J102                                          Page 3 of 6 Pages

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  1.  Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Global Capital Management, Inc.
-------------------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) / /
                                                                       (b) / /
-------------------------------------------------------------------------------
  3.  SEC Use Only

-------------------------------------------------------------------------------
  4.  Sources of Funds (See Instructions)

      WC
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                        / /
-------------------------------------------------------------------------------
  6.  Citizenship or Place of Organization

      State of Delaware
-------------------------------------------------------------------------------
  7.  Aggregate Amount Beneficially Owned By Each Reporting Person

      11,943
-------------------------------------------------------------------------------
  8.  Check if the Aggregate in Row (7) Excludes Certain Units (See
      Instructions)
                                                        / /
-------------------------------------------------------------------------------
  9.  Percent of Class Represented by Amount in Row (7)

      Approximately 6.4
-------------------------------------------------------------------------------
 10.  Type of Reporting Persons (See Instructions)

      CO
-------------------------------------------------------------------------------
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                              Page 3 of 6

                          AMENDMENT NO. 1 TO SCHEDULE 14D-1

     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1, filed by Smithtown Bay, LLC, a Delaware Limited Liability Company (the "Purchaser") and Global Capital Management, Inc., a Delaware Corporation, with the Securities and Exchange Commission on January 27, 1999, relating to the Tender Offer by the Purchaser to purchase up to 6,500 units of limited partnership interests, ("Units") of ML Media Partners, L.P., a Delaware limited partnership, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated January 27, 1999, and the related Agreement of Transfer and Sale to include the information set forth below. Terms not otherwise set forth below shall have the meanings ascribed to them in the
Schedule 14D-1 and the Offer to Purchase.

     ITEM 1.   SECURITY AND SUBJECT COMPANY

     (b)  The information set forth in the Cover Page, Introduction Section,
Section 1 and Section 3 of the Offer to Purchase, as amended and supplemented by Supplement No. 1 thereto is incorporated herein by this reference.

     ITEM 10.  ADDITIONAL INFORMATION

     (f) The information set forth in the Offer to Purchase, Agreement of Transfer and Sale and Supplement No. 1 to the Offer to Purchase attached hereto as Exhibit (a)(5) is incorporated herein by this reference.

     ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     (a)(5) Supplement No. 1, dated February 25, 1999, to Offer to Purchase dated January 27, 1999.

     (a)(6)    Cover Letter, dated February 25, 1999, from Purchaser to Unit
               Holders.

     (a)(7)    Publication of Notice.

     (a)(8)    Press Release.

                                      SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 25, 1999        SMITHTOWN BAY, LLC

                                   By:  Global Capital Management, Inc.,
                                        a Delaware corporation,
                                        its Manager


                                   By:  /s/ Michael J. Frey
                                        ----------------------------------------
                                        Michael J. Frey, Chief Executive Officer


                                   GLOBAL CAPITAL MANAGEMENT, INC.,
                                   a Delaware corporation


                                   By:  /s/ Michael J. Frey
                                        ----------------------------------------
                                        Michael J. Frey, Chief Executive Officer

                              EXHIBIT INDEX


Exhibit No.              Description
-----------              -----------
(a)(5)         Supplement No. 1 dated February 25, 1999 to Offer to Purchase dated January 27, 1999

(a)(6)         Cover Letter, dated February 25, 1999, from Purchaser to Unit
               Holders.

(a)(7)         Publication of Notice.

(a)(8)         Press Release.